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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Cap Rock Energy Corporation
(Name of the Issuer)

Cap Rock Energy Corporation
Cap Rock Holding Corporation
David W. Pruitt
William L. West
Ronald W. Lyon
Samuel C. Prough
(Names of Persons Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

13910R102
(CUSIP Number of Class of Securities)

William L. West Cap Rock Energy Corporation 500 West Wall, Suite 400 Midland, Texas 79701 (432) 683-5433	Robert J. S. Roriston Cap Rock Holding Corporation 630 Fifth Avenue, 30th Floor New York, New York 10111 (212) 651-1100
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

A. Michael Hainsfurther Munsch Hardt Kopf & Harr, P.C. 3800 Lincoln Plaza 500 N. Akard Street Dallas, TX 75201-6659 (214) 855-7567	Richard Hall Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$37,844,826.00	$4,049.40
*
Estimated solely for purposes of computing the filing fee. The transaction valuation was based on (a) 1,602,758 shares of Common Stock, which represents the number of shares outstanding and entitled to vote as of the record date less shares that will be converted into equity interests of the acquiring corporation immediately prior to completion of the share exchange multiplied by the share exchange consideration of $21.75 per share, (b) 37,903 shares of deferred stock multiplied by the share exchange consideration of $21.75 per share and (c) 99,331 shares of Common Stock exchanged by certain members of management for capital stock of the acquiring corporation pursuant to a rollover agreement between the acquiring corporation and such individuals multiplied by the share exchange consideration of $21.75 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006, is equal to .0107% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,049.40	Filing Party: Cap Rock Energy Corporation
Form or Registration No.: Schedule 14A	Date Filed: January 30, 2006

INTRODUCTION

        This Amendment No. 3 (this "Final Amendment") to the Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 is being filed jointly by and on behalf of Cap Rock Energy Corporation, a Texas corporation (the "Company"), Cap Rock Holding Corporation, a Delaware corporation ("CHC"), David W. Pruitt, William West, Ronald W. Lyon and Samuel C. Prough. The preceding persons are collectively referred to herein as the "Filing Persons" and individually as a "Filing Person". This Final Amendment is being filed pursuant to: (i) Rule 13e-3(d)(2) to report a material change in the information set forth in Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on January 30, 2006 ("Amendment No. 2"), and (ii) Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Statement.

AMENDMENT REPORTING A MATERIAL CHANGE

        Amendment No. 2 is hereby amended by inserting the language under the caption below "Additional Information" as a supplement to the text of each of the following items as stated in Amendment No. 2:

Item 1.    Summary Term Sheet

Regulation M-A

Item 1001

Item 2.    Subject Company Information

Regulation M-A

Item 1002

(a)	Name and address.

Item 3.    Identity and Background of Filing Persons

Regulation M-A

Item 1003

(a)	Name and address.
(c)	Business and background of natural persons.

Item 4.    Terms of the Transaction

Regulation M-A

Item 1004

(a)	Material terms.
(c)	Different terms.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A

Item 1005

(a)	Transactions.
(b)-(c)	Significant corporate events and Negotiations or contacts.
(e)	Agreements involving the subject company's securities.

Item 7.    Purposes, Alternatives, Reasons and Effects

Regulation M-A

Item 1013

(d)	Effects.

Item 8.    Fairness of the Transaction

Regulation M-A

Item 1014

(a)-(b)	Fairness and Factors considered in determining fairness.
(e)	Approval of directors.

Item 10.    Source and Amounts of Funds or Other Consideration

Regulation M-A

Item 1007

(a)-(d)	Source of funds, Conditions, Expenses and Borrowed funds.

Item 11.    Interest in Securities of the Subject Company

Regulation M-A

Item 1008

(a)	Securities ownership.

Item 12.    The Solicitation or Recommendation

Regulation M-A

Item 1012

(d)	Intent to tender or vote in a going-private transaction.
(e)	Recommendations of others.

Item 13.    Financial Information

Regulation M-A

Item 1010

(a)	Financial information.

Item 14.    Persons/Assets Retained, Employed, Compensated or Used

Regulation M-A

Item 1009

(a)	Solicitations.
(b)	Employees and Corporate Assets.

Item 15.    Additional Information

Regulation M-A

Item 1011

(b)

Additional Information

        Ulen A. North, the Company and CHC have entered into a Severance Agreement and Waiver and Release, effective as of May 10, 2006, pursuant to which (i) Mr. North will voluntarily terminate his employment with the Company and retire in exchange for a cash severance payment of $205,000.00, (ii) the aggregate value of the shares of restricted stock that CHC will be obligated to grant to Mr. North on the day following the consummation of the Share Exchange (as defined in Amendment No. 2) will be reduced to $200,000, (iii) Mr. North will agree to certain confidentiality and non-competition restrictions and (iv) Mr. North will waive any and all claims he might have against the Company or CHC. Mr. North and the Company have also entered into a Consulting Agreement, effective as of May 10, 2006, pursuant to which Mr. North will perform consulting services for the Company for a term of three years at the rate of $225 per hour.

        Celia B. Page, the Company and CHC have entered into a Severance Agreement and Waiver and Release, effective as of May 10, 2006, pursuant to which (i) Ms. Page will voluntarily terminate her employment with the Company in exchange for a cash severance payment of $283,471.00, (ii) CHC will not be obligated to, and will not, grant Ms. Page any restricted shares pursuant to her restricted stock agreement with CHC, (iii) Ms. Page will be deemed to be a retired employee with 20 years of service for purposes of the provision of medical and dental insurance by the Company and (iv) Ms. Page will waive any and all claims she might have against the Company or CHC. Ms. Page and the Company have also entered into a Consulting Agreement, effective as of May 10, 2006, pursuant to which Ms. Page will perform consulting services for the Company for a term of 12 months at the rate of $225 per hour.

        In addition, the parties to the Rollover Agreement set forth as Exhibit (d)(3) to Amendment No. 2 have entered into a First Amendment to the Rollover Agreement (the "Rollover Amendment"), effective as of May 10, 2006. The Rollover Amendment is set forth as Exhibit (d)(10) to this 13E-3 Amendment. Pursuant to the Rollover Amendment, Ms. Page and Mr. North will cease to be parties to the Rollover Agreement. As a result, Ms. Page and Mr. North will not receive shares in CHC immediately prior to the Share Exchange in exchange for certain of their shares of the Company's common stock. Instead, Ms. Page's shares and Mr. North's shares will be converted into the right to receive $21.75 per share at the effective time of the Exchange Agreement (as defined in Amendment No. 2) along with the shares of the other shareholders of the Company who are not Filing Persons.

 AMENDMENT REPORTING RESULTS OF THE 3E-3 TRANSACTION

Item 15. Additional Information

Regulation M-A

Item 1011 is hereby further amended and supplemented as follows:

(b)	Other Material Information.

        On March 10, the shareholders of the Company voted on and approved the Exchange Agreement. On May 11, 2006, the Share Exchange was consummated.

        At the effective time of the Share Exchange (the "Effective Time"), each share of common stock issued and outstanding (other than shares held in the treasury of the Company and shares owned by CHC) was converted into the right to receive $21.75 in cash. Also, immediately prior to the Effective Time, certain shares owned by certain executive officers of the Company were exchanged for shares of CHC under the Rollover Agreement.

        The Company has filed a Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Securities Exchange Act of 1934, as amended.

EXHIBIT AMENDMENT

Item 16. Exhibits

Regulation M-A

Item 1016

Item 16 is hereby amended and supplemented by the addition of the following exhibits thereto:

(a)(5)(B)	Press Release of the Company dated May 10, 2006, announcing the separation of Ulen A. North and Celia B. Page from the Company.
(d)(10)	First Amendment dated as of May 2, 2006, to the Rollover Agreement dated as of November 4, 2005, among CHC, LGB Cap Rock LLC, David W. Pruitt, Ulen A. North, Jr., Sam Prough and Celia B. Page.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2006

CAP ROCK ENERGY CORPORATION
by	/s/ WILLIAM L. WEST Name: William L. West Title: Chief Executive Officer and President

CAP ROCK HOLDING CORPORATION

by	/s/ WILLIAM L. WEST Name: William L. West Title: Chief Executive Officer and President

/s/ DAVID W. PRUITT David W. Pruitt

/s/ WILLIAM L. WEST William L. West

/s/ RONALD W. LYON Ronald W. Lyon

/s/ SAMUEL C. PROUGH Samuel C. Prough

 EXHIBIT INDEX

Exhibit No.	Description
99(a)(5)(B)	Press Release of the Company dated May 10, 2006, announcing the separation of Ulen A. North and Celia B. Page from the Company.
99(d)(10)	First Amendment dated as of May 2, 2006, to the Rollover Agreement dated as of November 4, 2005, among CHC, LGB Cap Rock LLC, David W. Pruitt, Ulen A. North, Jr., Sam Prough and Celia B. Page.

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INTRODUCTION
AMENDMENT REPORTING A MATERIAL CHANGE
Additional Information
AMENDMENT REPORTING RESULTS OF THE 3E-3 TRANSACTION
EXHIBIT AMENDMENT
SIGNATURE
EXHIBIT INDEX